

February 23, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CARRIER GLOBAL CORPORATION, under the Exchange Act of 1934:

- 4.375% Notes due 2025
- 4.125% Notes due 2028
- 4.500% Notes due 2032

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com